BAJA MINING
C O R P

2350 - 1177 West Hastings St.
Vancouver, BC
Canada V6E 2K3
Tel: 604 685 2323
Fax: 604 629 5228
Website: www.bajamining.com

SUPPL

November 1, 2005

VIA FEDERAL EXPRESS

05012278

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 02 2005
WASH, D.C. 185 SECTION

Dear Sir or Madam:

Re: Baja Mining Corp.
SEC File No. 82-34889

We are submitting herewith current information on Form 6-K, for the month of October, 2005, pursuant to Regulation 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed Form 6-K's by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

BAJA MINING CORP.

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Per: John W. Greenslade

JWG/gm
Enclosure

/BAJA/SEC FILINGS/ltSEC sept.doc

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October

BAJA MINING CORP.
(Translation of registrant's name into English)

Baja Mining Corp.
2350 - 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 685-2323
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]   No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [X]   No [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]   No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-34889**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2005

BAJA MINING CORP.
(Registrant)

By: ____________________
President

Exhibit 1

October 17, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Baja Mining Corp. (the "Issuer") is pleased to announce that it is proceeding with a non-brokered private placement to raise approximately $1,200,000 by issuance of up to 3,428,571 Units at a price of $0.35 per Unit. Each Unit will consist of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share. A portion ($500,000) of the placement is subject to the Issuer completing a further placement to raise a combined $3,000,000. The Issuer is currently in discussions with several brokerage firms to assist in this further placement of securities. The Issuer will, subject to receipt of appropriate regulatory approvals, close the placement in tranches as funds are received.

Placement funds will supplement funds on hand and will be used to further the completion of the Definitive Feasibility Study currently underway and for general working capital.

A company whose beneficial owner is a director and officer of the Issuer will subscribe to the non-brokered portion of the private placement. Due to the relationship between the director and officer and the Issuer, the private placement is considered to be a "related party transaction" as defined under TSX Venture Exchange ("TSXV") Policy 5.9 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Policy 5.9") and Ontario Securities Commission Rule 61-501 (the "OSC Rule"). However, the private placement is exempt from the valuation and minority approval requirements of Policy 5.9 and the OSC Rule for related party transactions as neither the fair market value of the subject matter of the private placement nor the consideration for the private placement, insofar as it involves the director and officer, exceeds 25% of the Issuer's market capitalization. The private placement may close before 21 days following the filing of the material change report respecting this initial announcement of the private placement if management of the Issuer determines it to be necessary for sound business reasons.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 2

October 19, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

UNDERGROUND TEST MINE COMMENCED AT EL BOLEO PROJECT

Baja Mining Corp. (the "Company") is pleased to advise that it has commenced an underground test mine at the El Boleo Project, Baja California Sur, Mexico. The test mine will consist of approximately 400 meters of development headings from which a series of test panels will be mined utilizing a bord and pillar mining method. Development headings are being driven in the ore horizon utilizing a continuous mining machine (a 54 tonne DOSCO 1300 roadheader), similar to those used in coal, potash and salt mines. For more information on this method please visit: http://www.bajamining.com/projects/mining_methods.

"The test mining area selected represents most of the underground conditions likely to be encountered on Boleo and will provide us with valuable information on how this high production, mechanized method will work. The start of test mining along with the recently announced financing is moving Baja significantly further along the path to production." - John W. Greenslade, P.Eng., President

Inspection of the mantos (a flat lying, bedded deposit; either a sedimentary bed or a replacement stratabound ore body) in drill core and in recent underground exposures by geotechnical consultants and mining experts retained by the Company suggests that conventional continuous miners should be able to achieve very high production rates The Company recognises the importance of understanding how the proposed systems will perform through a range of conditions such as in previously mined areas and in areas of steeper dips, undulating floors or faulting. The test mine site is in manto 3.

The site was selected because:

- Manto 3 in this area has a range of working heights similar to the proposed initial production areas.
- The entries are off a steep hillside so that a reasonable working depth of 60 to 70 metres can be reached with minimal development.
- The local manto dips of 8° to 10° are similar to the proposed production areas.
- The planned development and pillar extraction sites include both virgin ground and previously mined areas.
- It is adjacent to a major regional fault which has a vertical displacement of 7 metres. It is planned to drive at least one heading through the fault to assess ground stability.

The test mine was designed by Australian Mine Design & Development (AMDAD), a consultant specialising in the design of high production Australian coal mines - utilising

continuous miners and both longwall and shortwall production units. The test is being conducted with the assistance of Agapito Associates, a specialist geotechnical and mining consultant. It is designed to provide information regarding:

- Mining geotechnical conditions. Monitoring of the roof, floor and side walls during and after mining will provide data for qualitative and numerical modelling of the manto and surrounding strata. This will provide a basis for designing development and production pillar sizes and extraction sequences and will assist in determining the suitability of the mantos for shortwall mining.
- Assessment of ground support requirements. In particular it will gauge the effectiveness of rock bolting as the primary support mechanism.
- Continuous miner productivity. Cutting rates will be measured by AMDAD and used for modelling production designs and calibrated against similar conditions in currently operating mines.
- Assessment of the manto material response to mining. This is to gauge the potential issues for mine production, trafficability of the underground roadways and materials handling on the conveyors.

US$1.5 million has been budgeted for the trial to ensure that it returns useful and reliable information.

Preliminary information from the mining trial suggests that the continuous mining machine is achieving very high hourly production rates and that the current roof bolting technique, which also utilizes steel mesh support, is an effective ground control system in main haulage areas.

John W. Greenslade, P.Eng., President of the Company and a Qualified Person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Exhibit 3

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC V6E 2K3

ITEM 2. DATE OF MATERIAL CHANGE

October 17, 2005

ITEM 3. NEWS RELEASE

Issued October 18, 2005 and distributed through the facilities of Canada Stockwatch, SEDAR, Market News and the Company's website.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it is proceeding with a non-brokered private placement to raise approximately $1,200,000 by issuance of up to 3,428,571 Units at a price of $0.35 per Unit. Each Unit will consist of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share. A portion ($500,000) of the placement is subject to the Company completing a further placement to raise a combined $3,000,000. The Company is currently in discussions with several brokerage firms to assist in the placement of offering. The Company will, subject to receipt of appropriate regulatory approvals, close the placement in tranches as funds are received.

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it is proceeding with a non-brokered private placement to raise approximately $1,200,000 by issuance of up to 3,428,571 Units at a price of $0.35 per Unit. Each Unit will consist of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share. A portion ($500,000) of the placement is subject to the Company completing a further placement to raise a combined $3,000,000. The Company is currently in discussions with several brokerage firms to assist in the placement of offering. The Company will, subject to receipt

of appropriate regulatory approvals, close the placement in tranches as funds are received.

A company whose beneficial owner is a director and officer of the Company will subscribe for 30,000 Units in the non brokered portion of the private placement on the same terms as the arm's length subscribers to the private placement. Due to the relationship between the director and officer and the Company, the private placement is considered to be a "related party transaction" as defined under TSX Venture Exchange ("TSXV") Policy 5.9 – Insider Bids, Company Bids, Going Private Transactions and Related Party Transactions ("Policy 5.9") and Ontario Securities Commission Rule 61-501 (the "OSC Rule"). Such director disclosed his interest in the non-brokered private placement and abstained from voting on the private placement transaction. The private placement was approved by the independent directors of the Company.

The private placement is exempt from the valuation and minority approval requirements of Policy 5.9 and the OSC Rule for related party transactions as neither the fair market value of the subject matter of the private placement nor the consideration for the private placement, insofar as it involves the director and officer, exceeds 25% of the Company's market capitalization. The private placement may close before 21 days following the filing of this material change report respecting the initial announcement of the private placement if management of the Company determines it to be necessary for sound business reasons.

The net proceeds from the private placement will be used to supplement funds on hand and will be used to further the completion of the Definitive Feasibility Study currently underway and for general working capital.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: John Greenslade, President
Telephone: (604) 685-2323

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 24th day of October, 2005.

Exhibit 4

October 28, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA TO COMPLETE BROKERED AND NON-BROKERED PRIVATE PLACEMENT

Baja Mining Corp. (the "Issuer") is pleased to announce that it is proceeding with both a brokered and non-brokered private placement to raise up to $3,100,150 by issuance of up to 8,857,571 Units at a price of $0.35 per Unit. Each Unit will consist of one common share and a one-half a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase a further common share for a period of two (2) years from closing at a price of $0.45 per common share.

Non-brokered placement

The non-brokered portion of the above private placement will consist of up to $1,200,000 (up to 3,428,571 Units). One placee has made its closing conditional on closing contemporaneous with the brokered placement. Accordingly, the non-brokered portion is expected to complete in two closings, an initial closing within 3 business days of receipt of regulatory approval and the balance ($500,000) contemporaneous with the brokered placement. A finders fee may be paid on a portion of the non-brokered placement.

Agency Agreement with Haywood Securities Inc.

As part of the above offering, the Issuer has entered into a letter agreement with Haywood Securities Inc. ("Haywood"), Vancouver, B.C., pursuant to which Haywood will act as agent to offer up to 5,429,000 Units ($1,900,150) of the Issuer on a private placement basis to accredited investors in Ontario, British Columbia and Alberta and in other jurisdictions within and outside of Canada that are agreed to by the Issuer. Haywood will be paid a commission of 8% of the gross proceeds raised by it and will receive an Agent's Warrant equal to 10.0% of the number of Units sold by it. Each Agent's Warrant is convertible into one Unit at a price of $0.35 for a period of two years. The Issuer will also pay the agent a corporate finance fee in regard to the offering.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.